                                                                      EXHIBIT 12

                       COLONIAL REALTY LIMITED PARTNERSHIP
                       RATIO OF EARNINGS TO FIXED CHARGES

         CRLP's ratio of earnings to fixed charges for the three months ended June 30, 2003 and 2002, was 1.73 and 1.86, respectively. CRLP's ratio of earnings to fixed charges for the six months ended June 30, 2003 and 2002, was
1.73 and 1.79, respectively.

         The ratios of earnings to fixed charges were computed by dividing earnings by fixed charges. For this purpose, earnings consist of pre-tax income from continuing operations before income, loss from equity investees, extraordinary gain or loss, gains on sales of properties, distributed income of equity investees, excluding interest costs capitalized plus fixed charges. Fixed charges consist of interest expense (including interest costs capitalized) and amortization of debt issuance costs.